

March 24, 2014

Via E-mail
E. Keith Mitchell
Chief Operating Officer
Enable Midstream Partners, LP
1111 Louisiana Street
Houston, Texas 77002

> **Re:** **Enable Midstream Partners, LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 17, 2014**
> **File No. 333-192542**

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Pro Forma Financial and Operating Data, page 21

1. We note your response to comment 1 in our letter dated March 10, 2014, and that while a footnote was added to the limited partners' interest in net income attributable to controlling interest line item, one was not added to the basic and diluted earnings per unit line items. Please add similar disclosure, either through a footnote or another method you believe best highlights the difference, to convey to a reader that the amounts presented within the earnings per unit line items on pages 21, 100, F-4 and F-16 relate to a portion of as opposed to all of the fiscal year ended December 31, 2013.

Cash Distribution Policy and Restrictions on Distributions, page 65

2. We note your response to comment 3 in our letter dated March 10, 2014. Please explain in detail the nature and calculation of each of the adjustments made related to interest expense and equity method affiliates in your hypothetical calculation of pro forma operating surplus in Exhibit 1 to your response. Please provide illustrative calculations supporting the amounts to the extent it assists your explanation.

3. We note from your disclosure at the bottom of page 70 that your forecast of estimated distributable cash flow is provided to support your belief that you will have sufficient cash available to allow you to pay cash distributions at the minimum quarterly distribution rate. Since the calculation of Available Cash, which governs the actual cash distribution that will be made, contemplates that the GP could hold cash back from distribution for certain reasons, please confirm our assumption that no such cash hold backs are anticipated at March 31, 2015 and disclose this to your investors. If cash hold backs are anticipated, it appears that your forecast should be adjusted for such cash reserves that would reduce the amount available to meet the minimum quarterly distribution.

4. Please refer to your disclosures concerning forecasted capital expenditures on page 81. We note that you have subdivided your total forecasted capital expenditures into either maintenance capital expenditures or expansion capital expenditures. Please tell us whether you anticipate any capital expenditures during the forecasted period that would have characteristics of both maintenance and expansion. If so, please revise your disclosure to explain how you determine the portion to be allocated to maintenance and the portion to be allocated to expansion. We believe this is useful information for your investors because the methodology for allocating capital expenditures with aspects of both maintenance and expansion differs from company to company. Additionally, please quantify the capital expenditures that you expect will have characteristics of both maintenance and expansion, and quantify the portion of such expenditures that you have allocated to expansion.

Enable Midstream Partners, LP

Unaudited Pro Forma Condensed Combined Statement of Income, page F-4

5. We note your response to comment 6 in our letter dated March 10, 2014. As you disclose on page F-8 that you assume pro forma cash distributions are equal to pro forma net income attributable to the partnership in the determination of pro forma earnings per unit, please tell us your consideration of whether pro forma cash distributions would have been sufficient to satisfy the minimum quarterly distribution to common unitholders prior to making pro forma distributions to subordinated unitholders, whether amounts would have been paid to incentive distribution right holders, and what if any impact this had on your determination of pro forma earnings per unit. Regardless of whether you deem a revision

necessary, as previously requested in our comment, as you will have multiple classes of equity interests that may participate in partnership distributions, please tell us how you also considered subordinated units as well as incentive distribution rights in calculating pro forma earnings per common unit under the two-class method. Refer to ASC 260-10-45-59A through 70 and 260-10-45-71 through 73.

Appendix A - Second Amended and Restated Agreement of Limited Partnership of Enable Midstream Partners, LP

Article I - Definitions, page A-6

6. We note on page A-16 the definition of maintenance capital expenditure was changed in your partnership agreement from the prior amendment as it relates to general partner discretion regarding the allocation of capital expenditures when they are made for both maintenance capital expenditures or other purposes to a given category of capital expenditures. Please explain the underlying reason for this change and what impact, if any, it would have on the determination of the amount classified as maintenance capital expenditures.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director